EXHIBIT 1

                                                              June 21, 2000




Nabisco Group Holdings Corp.
c/o Mr. Blair Effron
Managing Director

UBS Warburg LLC
299 Park Avenue
New York, NY  10171

Nabisco Group Holdings Corp.
c/o Mr. Raymond McGuire
Managing Director
Morgan Stanley & Co. Incorporated
1585 Broadway - 35th Fl.
New York, New York   10036

Gentlemen:

     In connection with your consideration of proposed business combinations of Nabisco Group Holdings Corp. ("NGH") and Nabisco Group Corp. ("NA") with third party bidders, we herewith submit the following offer pursuant to which existing stockholders of NGH will receive in cancellation of their NGH stock $19 per share in cash and a two year 14% note of new NGH in principal amount of $9 for each share of NGH which they now own:

1. We will create a newly formed Delaware corporation ("Newco") which, at the closing of our proposed transaction, will be funded with all of the shares of common stock of NGH which we now own and with approximately $3 billion in cash funded by Icahn Entities. The balance of the cash needed for the merger will be supplied by a dividend from NA out of the net proceeds (after repayment by NA of its existing indebtedness) of proposed borrowings of senior secured debt in the amount of $5.5 billion and subordinated debt in the amount of $2 billion. We have supplied you with a copy of a letter from The Industrial Bank of Japan, Limited ("IBJ") indicating that they are highly confident that they can raise the senior secured debt and that the $2 billion subordinated debt can be accommodated by NA.

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Nabisco Group Holdings Corp.
June 21, 2000
Page 2

2. Entities controlled by Carl C. Icahn will own all of the outstanding equity of Newco and of Parent. Newco will merge into NGH and the stockholders of NGH would receive cash in the amount of $19 per NGH share and two-year notes ("Notes") of new NGH in the face amount of $9 per old NGH share, which will pay interest at maturity at the rate of 14% per annum and would be secured by the NA shares owned by NGH. Any stockholders of NGH who are controlled by Carl Icahn will receive no consideration from NGH but the stockholders of Newco will receive all of the outstanding equity of the Surviving Entity at the closing of the merger.

3. Newco is willing, on or prior to July 21, 2000, unless earlier rejected by NGH, to enter into an Agreement and Plan of Merger with NGH, in the form which accompanies this letter or in any other form which is acceptable to NGH and Newco ("Merger Agreement").

4. The proposed Merger Agreement, is a mark-up of the proposed agreement which you circulated to prospective bidders.

5. As indicated above, the Merger Agreement contemplates that as a condition to closing, NA will have borrowed, net of repayment of existing debt, no less than $3.5 billion, which as stated above, is to come from the NA borrowings which IBJ is highly confident can be raised by them above subordinated debt which they believe NA can accomodate . It also provides that as a condition to closing, NA will have declared a dividend to its stockholders, including NGH, in the aggregate amount of $3.5 billion, payable simultaneously with the closing of the Merger. The dividend amount and the cash in Newco will be used to pay the $19 per share in cash to the public shareholders of NGH.

6. In order to facilitate the borrowings by NA, IBJ has indicated that it is highly confident that it will be able to syndicate $5.5 billion of NA debt to be used in part to repay outstanding indebtedness, and further indicating that $2 billion additional debt could be accommodated on a subordinated basis at NA. Their letter contemplates that the amount of the borrowings less the repayment of the NA debt will be dividended out of NA and to its stockholders and would then be used as part of the cash portion of the merger consideration. Should IBJ be asked to raise the debt, it would require a payment at that time of no less than $25 million, which we are prepared to pay as soon as you notify us that you have accepted our offer. The fee charged by IBJ, should the loan be taken down would be consummated, would be no less than 1.5% of the loan amount.

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Nabisco Group Holdings Corp.
June 21, 2000
Page 3

7. You will note that our proposed agreement does not require the payment of a break-up fee in the event of a termination of the agreement as a result of a Superior Offer or other condition calling for a break-up fee in your proposed agreement; provided, however, that in the event of a Superior Offer or other such condition, NGH would be required to pay all of our costs and expenses of the transaction, including applicable bank fees.

8. As indicated above, we have enclosed, as requested by you, a marked copy of the proposed agreement and plan of merger. Obviously, we are prepared to discuss with you or your representatives any of the provisions of the proposed agreement and to attempt to come to a satisfactory conclusion regarding the exact provisions thereof. Please contact either Carl Icahn, Robert J. Mitchell or Marc Weitzen at Icahn Associates. Please be aware, as we have informed you earlier, we have not reviewed the disclosure materials but will do so should you wish to proceed accept our offer.

         We would appreciate your prompt attention to this matter.

                                                     Very truly yours,



                                                     /s/ Carl C. Icahn
                                                     Carl C. Icahn

                        [Letter to NGH re offer to merge]